US SECURITIES & EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-KSB

(X) Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal period ended December 31, 2003.
( ) Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____ to _____ .

Commission File Number 0-24185

CENTRAL AMERICAN EQUITIES CORP.

Florida   65-0636168
(State of incorporation)   (IRS Employer ID Number)

Hotel Alta, Santa Ana, Costa Rica
(Mailing: Hotel Alta, Interlink 964 POB 02-5635 Miami, FL 33102)
(Address of Principal Executive Offices)

+011 (506) 282-4160
(Registrant's telephone number)

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act: Class A Common Stock, $.001 Par Value

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding twelve (12) months (or for such shorter period that registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety (90) days. YES ( ) NO (X).

THE COMPANY HAS NOT YET FILED 10-Q REPORTS REQUIRED IN 2004.

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and if no disclosure will be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10KSB or any amendment to this Form 10-KSB. [ ]

$1,037,709
(Issuer's revenues for its most recent fiscal year).

 (Aggregate market value of the voting stock held by non-affiliates of Registrant)

19,739,268 Shares Class A Common Stock, $.001 par value

(Number of shares outstanding of each of the Registrant's classes of common stock, as of December 31, 2003)

Note that the number of shares outstanding as of October 12, 2004 is as follows:

19,789,268 shares of Class A Common Stock, $001 par value

Transitional Small Business disclosure format (check one)
YES [X] NO [   ]

DOCUMENTS INCORPORATED BY REFERENCE

Annual Report on Form 10K of Registrant for the year ended December 31, 2000
Annual Report on Form 10K of Registrant for the year ended December 31, 2001
Annual Report on Form 10K of Registrant for the year ended December 31, 2002
Report on Form 8K of July 2004

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. DESCRIPTION OF THE BUSINESS

Central American Equities Corp. (the "Company" or "CAE") is a US hospitality company, based in Santa Ana, Costa Rica and incorporated in the State of Florida on January 23, 1996. The Company specializes in providing high-quality food and lodging in Costa Rica. The Company is in the business of owning and operating hotels and restaurants and real property in Costa Rica.

As of December 31, 2003, CAE owned Hotel Alta in Santa Ana (a suburb of the capital city of San Jose) and Sunset Reef Marine Hotel (on the Pacific Ocean in Mal Pais adjacent to the protected Cabo Blanco Reserve). CAE also owns and operates La Luz Restaurant (located in Hotel Alta), Restaurant Tropicana (on the beach at Playa Carmen near Sunset Reef), and Alta Travel Planners (a full-service reservation, travel planning and in-bound tour operation based in Costa Rica). (Note that the Company sold Tropicana in June 2004.)

The first year of full operation of the Company's hotels was 1998. All Company owned facilities, except for Restaurant Tropicana, were open and operating by the beginning of 1998. By late 2001 Tropicana Restaurant was operated by the Company (in past years it had been rented on a monthly basis). On December 31, 2003, the Company had approximately 65 full-time, part-time and contract employees.

Formation of the Company

Central American Equities was formed by the acquisition of several California limited partnerships. In December 1996, CAE combined the assets of four limited partnerships (Cal Tico, L.P. ("Cal Tico"), Ecolodge Partners L.P. ("Ecolodge"), MarineLodge Partners, L.P. ("MarineLodge") and, L.A. Cal L.P.) in a form of entity restructuring referred to as a "roll up." Under the terms of the roll-up, each partners' capital account was exchanged for common stock in Central American Equities (a Florida corporation incorporated on January 23, 1996); one share of common stock for each dollar of capital. In exchange for the ownership of the four partnerships, CAE issued 10,881,277 shares of common stock on December 10, 1996. At this point the partnerships dissolved. (For a complete discussion of the creation of CAE and the original limited partnerships, please refer to the 1998 and 1999 10KSBs).

ITEM 2. DESCRIPTION OF THE PROPERTIES

As of December 31, 2003, CAE consisted of three properties in Costa Rica: Hotel Alta (including Restaurante La Luz), Sunset Reef Marine Hotel, and Tropicana Restaurant at Playa Carmen. Hotel Alta's land and buildings are owned by Hotelera Cal Tico, S.A., a Costa Rican corporation. Sunset Reef's land and buildings are owned by Sociedad Protectora de la Fauna y Flora de Mal Pais, S.A. a Costa Rican company. Corporacion Muxia, S.A. a Costa Rican Corporation, owns the land at Playa Carmen and restaurant Tropicana. As of December 31, 2003, CAE owned 100% of the stock of the following Costa Rican Corporations: Hotelera Caltico, S.A. and Sociedad Protectora de la Fauna y Flora de Mal Pais, S.A. (which owns 100% of Corporacion Muxia, S.A.). (See text and Notes to the Financial Statements for a discussion of changes in ownership of property that has occurred after the period covered by this filing.)

Hotel Alta

Hotel Alta is a 23-unit, luxury hotel located on approximately one acre of land in Alto de las Palomas, Santa Ana, 8 miles from downtown San Jose. Nearby Santa Ana and Escazu are considered among the most affluent districts of Costa Rica and are currently experiencing a significant real estate boom. Nearby facilities include golf courses, tennis courts, and an equestrian center. La Luz, a 60-seat fine dining restaurant located within the hotel is owned and operated by CAE. The restaurant receives guests from nearby hotels and upscale locals who seek gourmet meals. Additional facilities are provided for banquets and corporate events for up to 120 guests.

Sunset Reef Marine Hotel

Sunset Reef Marine Hotel is located in the small Pacific beachfront town of Mal Pais on the southern tip of the Nicoya Peninsula. Mal Pais lies near the northern border of the renowned Absolute Natural Reserve of Sunset Reef --- described by one guidebook as the "jewel of nature at the very tip of the Nicoya Peninsula."

Sunset Reef contains about 3 acres of beachfront land with 1500 feet of ocean frontage. The hotel is surrounded by miles of unspoiled shoreline, spectacular beaches, and lush tropical forests. Currently on site there is a fully operating 14-room hotel complete with pool, restaurant, and bar.

Tropicana Restaurant at Playa Carmen

Tropicana, a 100-seat restaurant with bar is located approximately three miles away from Sunset Reef Marine Hotel on the broad, white, sandy beach at Playa Carmen, known as one of the best surfing beaches in Costa Rica. The rectangular parcel has 168 feet of beach frontage and an area of 3.2 acres. In November 2001, CAE began to operate the restaurant. In late 2002, CAE began the process of selling the land. In 2003 it explored using the property as collateral to help finance debt and also proposed that part of the land be used in exchange for past debt owed to Costa Rica tax authorities. (In June 2004, the Company sold Tropicana Restaurant to help pay for the debt owed to Costa Rica tax authorities.)

ITEM 3. LEGAL PROCEEDINGS

During 2003 there were actions against Central American Equities in the Costa Rican Labor Court that had been brought by former employees who had been dismissed by the Company due to poor performance or insubordination. These employees dispute the reason for their dismissal and, as such, claim they are entitled to additional monetary compensation. The Company considers these actions to be routine litigation that is incidental to the business (as defined under Reg. §228.103). It is anticipated that any contingent liability stemming from these claims would be immaterial to the Company.

Potential Legal Proceeding and Liability Post December 31, 2003

On November 2002, Hotel Alta owed Tributacion (the Costa Rican taxing authority) approximately $240,000 in unpaid sales taxes. These taxes have been listed on past balance sheets as an accrued expense. The Costa Rica government offered to all companies in Costa Rica amnesty from interest and penalties for back taxes paid by April 30, 2003. Prior to April 30, 2003, CAE, unable to pay these taxes in cash, proposed that the debt be resolved with the exchange of property worth an equivalent value (part of the parcel in Playa Carmen where Restaurante Tropicana is located). It is the Company's contention that Tributacion accepted this offer on April 30, 2003 and began a process of appraising the property to determine how much of the tax liability was to be cancelled.

In August 2003, Tributacion notified the Company that it would not accept the property in lieu of payment (in whole or in part) and demanded that the Company pay the past due taxes with interest and penalties.

Between August 2003 and August 2004 the Company attempted to negotiate with Tributacion concerning the amount of taxes owed and the applicability and legality of interest and penalties related to those taxes. These negotiations were unsuccessful. As such, on September 13, 2004 the Company brought suit against Tributacion in the Costa Rican constitutional court for not accepting this offer of property in exchange for an outstanding tax liability. The refusal of the offer denied the opportunity for the Company to successfully meet the tax amnesty deadline.   Believing it has been denied due process and equal treatment under Costa Rican law, management plans to pursue the case vigorously. It is difficult to evaluate the likelihood of an unfavorable outcome in this case but we estimate it to be at or below 50%. If an unfavorable outcome results, the Company may be liable for interest and penalties of approximately $175,000. The principal tax liability for past payments due as of December 31, 2003 was approximately $170,000 (not including potential interest and penalties) and has been accounted for in the financial statements of this filing.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The Company submitted no matter to a vote of its security holders during its fiscal year ended December 31, 2003.

On May 15, 2004 the Company held its annual meeting at Hotel Alta in Santa Ana, Costa Rica. At the meeting a quorum was certified with 14,751,171 shares present or 74.5% of the 19,789,268 shares outstanding. During the meeting:

1. Richard Wm. Talley, Michael Caggiano, and Jim Voloshin were elected to the board of directors with a 96% approval of those shareholders voting.
2. Clyde Bailey was approved as the auditor for the Corporation with a 99% approval of those shareholders voting.
3. The amount of Class A Common Stock outstanding was increased from 20,000,000 shares to 25,000,000 shares with a 93% approval of those shareholders voting.
4. The outstanding board director loans were assigned a 5% interest rate with a 93% approval of those shareholders voting.
5. The board directors were each granted 25,000 shares of common stock as compensation with a 93% approval of those shareholders voting (prior to this vote, board members did not receive compensation for board services accept reimbursement for expenses).

The Company submitted no other matters to a vote of its security holders during the nine-month period ended September 30, 2004.

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Description of Securities

As of December 31, 2003, the Company's authorized capital stock consisted of 20,000,000 shares of common stock (increased to 25,000,000 in May 2004), par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share. As of December 31,

2003, 19,739,268 shares of common stock were issued and outstanding (increased to 19,789,268 during the first quarter of 2004); 1,000,000 shares of preferred stock were issued and outstanding.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the stockholders. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of common stock voting for the election of directors can elect all members of the board of directors. A majority vote is also sufficient for other actions that require the vote or concurrence of the stockholders (except in cases in which more than a simple majority is required by law). Holders of common stock are entitled to receive dividends, when, as, and if declared by the board of directors, in its discretion, from funds legally available therefore. Subject to the dividend rights of the holders of preferred stock, dividends for holders of shares of common stock are declared by the board of directors out of funds legally available therefore. Upon liquidation, dissolution or winding up of the Company, after payment to creditors, the holders of common stock are entitled to share ratably in the assets of the Company, if any. The Bylaws of the Company require that only a majority of the issued and outstanding shares of common stock of the Company need be represented to constitute a quorum and to transact business at a stockholders' meeting. The common stock has no preemptive rights or subscription, redemption or conversion privileges. All of the outstanding shares of common stock are fully paid and non-assessable.

In mid-August 2000, Central American Equities qualified under the new rules of the National Association of Securities Dealers (NASD) and listed its stock on the Over the Counter Bulletin Board ("OTCBB") under the symbol "CENE". Currently the stock is listed on the Electronic Pink Sheets. Between January 2003 and December 2003 the stock had a range of approximately $0.02 to $0.7 per share. These quotations may reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

The number of shareholders of record of the Company's common stock is approximately 226 with approximately 418 stock certificates outstanding. The Company has not paid nor declared any dividends upon its shares of common stock since its inception and, does not contemplate or anticipate paying any dividends upon its shares of common stock in the near future. The transfer agent for the Company's common stock is Olde Monmouth Stock Transfer Company, 200 Memorial Parkway, Atlantic Highlands, NJ 07716.

The Company's board of directors has total discretion as to the issuance and the determination of the rights and privileges of any shares of preferred stock issued by the Company. Such rights and privileges may be detrimental to the rights and privileges of the holders of common stock.

The Company currently has 1 million shares of Class "A" convertible preferred stock issued and outstanding. The Class "A" convertible preferred stock has the following provisions: a) the option to transfer the shares into common stock on a one-for-one basis, b) the same voting rights as common stock, and c) the same liquidation preferences as common stock.

Sales of Unregistered Securities During 2003

During the third and fourth quarter of 2003, the Company raised cash by selling securities that were not registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws. The sale of the securities was intended to be exempt from registration under the Securities Act, by virtue of Section 4(2) of Regulation D.

The Company successfully sold 3,360,000 shares of Common Stock and 1 million shares of Class "A" convertible preferred stock. In total, the Company raised $178,200 net of costs from the sale of stock. The average price per share was $0.05. The shares were sold entirely to current Company stockholders.

The proceeds of these sales, less any deductions for transactional fees including, but not limited to, commissions, accounting fees, legal fees, and printing costs was used for debt reduction (including reduction of a tax liability) and working capital. The Company paid a director of the Company (Richard Wm. Talley) $19,800 (10% of gross proceeds) in commission on the sale of the stock.

The Class "A" convertible preferred stock has the following provisions: a) the option to transfer the shares into common stock on a one-for-one basis, b) the same voting rights as common stock, and c) the same liquidation preferences as common stock.

During December 2003, the Company also exchanged 240,000 shares of Common Stock for $12,000 debt owed to a director (Rosenmiller). The debt was exchanged for shares at a price of $0.05 per share. Rosenmiller had originally loaned the Company $40,000 in September 2003.

In the fourth quarter of 2003 the Company issued an additional 700,000 shares of Common Stock to Michael Caggiano, the Company President and CEO. Recognizing that significant past salary was due and payable, the board collateralized full compensation due with a company asset: the Playa Carmen (Tropicana) property in Mal Pais. In the first quarter of 2004 the Company granted 50,000 shares of Common Stock to an employee of the Company.

As of September 30, 2004 the Company had 19,789,268 shares of Common Stock issued and outstanding and one million shares of Preferred Stock issued and outstanding.

ITEM 6. MANAGEMENT DISCUSSION AND ANALYSIS

The following is management's discussion and analysis of significant factors that have affected the Company's financial position and operations during the fiscal year ended December 31, 2003.

Overview

The year 2003 began as a time of continuing difficulty for the Company. A slowing of the American economy and a decline in travel related to the terrorist events of September 2001 helped to reduce the number of tourists traveling to Costa Rica. The number of tourists traveling to Costa Rica for each of the past three years respectively has been lower than 2000 (2001 was 11% lower than 2000; 2002 was 13% lower than 2000; and 2003 was 5% lower than 2000).

However, after several years of difficulty, the Company began to show the first signs of post 9-11 improvement in the last quarter of 2003. For Hotel Alta, occupancy for both October and November 2003, registered the best ever for these months. Overall, annual occupancy for 2003 at Hotel Alta increase by 5.4% from about 41% in 2002 to 43.5% in 2003.. Reflecting increased marketing and the upturn in visitors to Costa Rica, Sunset Reef recorded its best December ever in 2003. Annual occupancy, however, at Sunset Reef was flat at about 22%

Management continued to reduce expenditures even though occupancy increased. In 2003, Hotel Alta's redesigned webpage (www.thealtahotel.com) and web-marketing campaigns (including search-engine positioning and strategic placement of click-through advertisements and the use of Hotels.com) began to show results with increased on-line reservations. The decision to increase the Hotel Alta's attractiveness to the business traveler (with the installation of high-speed internet access in the hotel rooms and the hotel's business center) increased business reservations in the last half of 2003 (the "low season").

During its annual meeting held on May 15, 2004 management discussed the advantages and disadvantages of continuing to operate its current business while remaining a publicly traded company. Foremost was the cost to the Company of remaining a publicly trading company, as it is expensive and time consuming. For this reason, the board has questioned the value of remaining a publicly trading Company and has decided it is not in the best interests of the shareholders to operate the hotels as a public entity. As such, we intend to explore the idea of selling the hotels and seeking out business opportunity candidates to merge into the Company. There is no assurance, however, that management will do this.

Results of Operations --- Years Ending December 31, 2003 and 2002

The following is management's discussion and analysis of significant differences in the Company's financial position and operations between the fiscal year ended December 31, 2003 and the fiscal year ended December 31, 2002.

Balance Sheet

Between December 31, 2002 and December 31, 2003 total assets had a net decrease from $6,576,935 to 6,477,935 primarily as a result of depreciation of approximately $183,000 and an increase of cash and accounts receivable of more than $73,000.

Between Fiscal Year Ended (FYE) 2002 and FYE 2003, total liabilities decreased from $1,163,962 to 1,130,276. Long-term debt declined as the Company reduced the principal on its loan from BCT bank by about $68,500 (note that part of the BCT debt is now classified as short-term debt). An officer of the Company made an additional loan in September 2003 of about $28,000. This loan was made to help pay Tributacion (the Costa Rican taxing authority) for taxes due. Note that the balance sheet shows an increase in long-term debt because in September 2003 a debt due to the CEO of the Company ($215,298 related to past salary) was shifted from Accounts Payable to Debt Due to Officers.

Statement of Operations

Revenues at the two hotels are primarily dependent upon the occupancy rates and per room charges (although other services are sold). During 2003, due to the previously mentioned up tick in occupancy at the end of the year, occupancy at Hotel Alta increased by about 5.4%. Occupancy at Sunset Reef in 2003 remained approximately the same as 2002.

Between December 31, 2002 and December 31, 2003 total sales revenue increased from $1,000,967 to $1,037,709 (about 3.7%). Total operational expenses (cost of services and general and administrative costs) were $1,052,689. This is a decline of about 11.2% (about $141,000) from $1,194,148 in 2002.

The Company had a loss of about $15,000 before interest expenses and depreciation. During FYE 2003, depreciation was approximately $183,000. Of the $80,000 in interest expense during the period, the majority was interest and fees related to the $500,000 loan with Banco BCT.

Net losses (including interest expenses and depreciation) have declined. Net loss for FYE 2003 was $278,334. This is approximately 114,000 less then the net loss for FYE 2002. Loss per share is less than $0.02. Between December 31, 2002 and December 31, 2003 cumulative losses (retained deficit) grew from about $4.8 million to about $5.1 million.

Liquidity and Capital Resources

To date, Company operations have resulted in losses, albeit declining. During 2003 capitalization was not sufficient to fund necessary expenses. The Company has limited, albeit improving, cash liquidity and capital resources. The Company plans to hold sufficient cash from the sale of assets in reserve to protect against liquidity needs during 2004.

Currency Devaluation

Historically, changes in the rate of exchange between dollars and colones (the Costa Rican currency) have had an insignificant effect on liquidity because the rate of exchange is relatively predictable. The Central Bank eases devaluation pressure on the colon through a system called "mini-devaluation" whereby it decreases the colon's value daily by centimos, establishing a rate that is generally followed by most banks and exchange houses in the country. Over the past few years the colon has devalued against the dollar between 10% and 15% annually.

Currency devaluations actually have a positive effect on the Company's net operating revenues. Although the hotels are in Costa Rica, all hotel rates are quoted in US dollars (the majority of hotel guests are from the US and other parts of North America) and, as such, hotel revenues are generally unaffected by devaluation of the colon relative to the US dollar. The majority of hotel expenses in Costa Rica (including most salaries) are in colones.

ITEM 7. FINANCIAL STATEMENTS

Audited financial statements for 2002 and 2003 follow. The Company's financial statements were audited by Clyde Bailey, P.C. in 2002 and 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Central American Equities Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Central American Equities Corp. and Subsidiaries as of December 31, 2003, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central American Equities Corp. and Subsidiaries at December 31, 2003 and the results of their operations, and their cash flows for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's uncertainty as to its sales growth and its ability to raise sufficient capital, raise substantial doubt about the entity's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Clyde Bailey P.C.

September 6, 2004
San Antonio, Texas

Central American Equities Corp, and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2003

ASSETS
Current Assets:	
Cash and Cash Equivalent	$ 85,955
Accounts Receivable	65,446
Inventory	31,379
Prepaid Expenses	3,550
Total Current Assets	186,330
Buildings and equipment, net of depreciation	6,291,605
Total Assets	$6,477,935

LIABILITIES AND STOCKHOLDER EQUITY
Current Liabilities	
Accounts Payable	69,618
Note Payable – Current Portion	36,000
Accrued Expenses	268,005
Total Current Liabilities	373,623
Long-Term Liabilities	
Long-Term Debt	377,175
Notes Payable Related Parties	379,478
	756,653
Total Liabilities	1,130,276
Stockholders' Equity	
Preferred Stock, par value $.001 per share authorized 1,000,000 shares, 1,000,000 shares outstanding	1,000
Common Stock, par value $.001 per share, authorized 20,000,000 shares; 19,739,268 issued and outstanding	19,739
Additional Paid-In Capital	10,366,516
Accumulated other comprehensive income	81,186
Accumulated Deficit	(5,120,782)
Total Stockholders' Equity	5,347,659
Total Liabilities and Stockholders' Equity	$6,477,935

Central American Equities Corp. and Subsidiaries
Consolidated Statement of Operations
For the Years Ended December 31, 2002 and 2003

	2002	2003
Revenues	$1,000,967	$1,037,709
Cost of Services	309,478	325,224
Gross Profit	691,489	712,485
Operations:		
General and Administrative	884,670	727,466
Depreciation	166,377	183,292
	1,051,047	910,758
Operating Income (Loss)	(359,558)	(198,273)
Other Income (Expense):		
Interest (expense)	(82,099)	(80,061)
Debt Forgiveness	49,660	-
Other Expenses	-	-
Other Income, net	(32,439)	(80,061)
Loss from Continuing Operations	(391,997)	(278,334)
Provision for Income Taxes	-	-
Net Income (Loss)	$(391,997)	$(278,334)
Net Income (Loss) per share	$(0.03)	$(0.02)
Weighted Average Shares Outstanding	14,855,934	16,339,268

Central American Equities Corp and Subsidiaries
Consolidated Statement of Changes in Stockholder's Equity

	Common Stock Shares	.001 par value Common Stock Amount $	Pref. Shares	Stock Amount $	Additional Paid-In Capital	Accum. other Compre-hensive Income	Accum. Deficit	Total Stockholder Equity
12-31-00								
Balance	14,739,268	14,739	-	-	10,149,816	41,066	(3,737,961)	6,467,660
Comprehensive (Loss):						14,863		14,863
Net Loss	-	-			-		(712,490)	(712,490)
12-31-01								
Balance	14,739,268	14,739			10,149,816	55,929	(4,450,451)	5,770,033
Stock Issued for Services	700,000	700	-	-	13,300			14,000
Comprehensive (Loss)						20,937		20,937
Net Loss							(391,997)	(391,997)
12-31-02								
Balance	15,439,268	15,439			10,163,116	76,866	(4,842,448)	5,412,973
Stock Issued for Services	700,000	700			16,800			28,000
Stock Issued for Cash	3,600,000	3,360	1,000,000	1000	186,600			191,200
Comprehensive (Loss)						4,320		4,320
Net Loss							(278,334)	(278,334)
12-31-03								
Balance	19,739,268	19,499	1,000,000	1000	10,366,516	81,186	(5,120,782)	5,325,839

Central American Equities and Subsidiaries
Consolidated Statement of Cash Flows
For the Years Ended December 31, 2002 and 2003

	2002	2003
Cash Flows from Operating Activities:		
Net (Loss)	$(391,997)	$(278,334)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation expense	166,377	183,292
Debt Forgiveness	49,660	-
Stock Issued for Services	14,000	17,500
Unrealized Gain on Foreign Exchange	20,937	4,320
Loss on sale of facilities	-	-
Change in assets and liabilities:		
Decrease (increase) in:		
Accounts Receivable	41,148	(6,800)
Inventory	(1,394)	(11,064)
Prepaid Expense	(3,269)	3,987
Increase (Decrease) in:		
Accounts Payable	(64,278)	(174,787)
Accrued Expenses	(21,100)	3,824
Net Cash Used in Operating Activities	(189,916)	(258,062)
Cash Flows from Investing Activities:		
Capital Expenditures	(310,655)	(9,499)
Security Deposit	-	-
Payments received on notes collections	749,210	-
Payments received on sale of facilities	0	0
Net Cash Provided from Investing Activities	438,555	(9.499)
Cash Flows from Financing Activities:		
Proceeds (Payments) from loans from officers	(204,095)	218,778
Common Stock	-	178,200
Payment of loans	(47,998)	(68,502)
Net Cash Used In Financing Activities	(252,093)	328,476
Net Increase (Decrease) in Cash	(3,454)	60,915
Cash Beginning of year	28,495	25,040
Cash End of year	$25,040	$85,955

Central American Equities and Subsidiaries
Consolidated Statement of Cash Flows
For the Years Ended December 31, 2002 and 2003

	2002	2003
Supplementary Disclosure:		
Cash Paid for Interest	$82,099	$80,062
Cash Paid for Taxes		
Non-cash transactions:		
Shares Issued for Services	$14,000	$17,500
Shares Issued for Assets	$ -	$ -

CENTRAL AMERICAN EQUITIES CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 Summary of Accounting Policies

Nature of Business
Central American Equities Corp. and Subsidiaries (the "Company") was incorporated under the laws of the State of Florida on January 23, 1996. The Company provides an integrated eco-vacation experience in Costa Rica, and is in the business of owning and operating hotels and real property in Costa Rica.

In December of 1996, the Company entered into an agreement for the exchange of common stock ("Exchange Agreement") with Cal Tico, L.P., Ecolodge Partners, L.P. and Marine Lodge Partners, L.P. (Partnership). Pursuant to the exchange agreement, the company issued 7,756,885 and 3,099,392 shares of common stock to limited partners and the general partners, respectively, of the partnerships. In exchange for the shares, the partnership transferred all of their interests (i.e. 100% of the outstanding common stock) in the following Costa Rican corporations: Hotelera Cal Tico, S.A.; Bandirma, S.A.; Sociedad Protectora De La Fuana y Flora Marintima De Mal Pais, S.F.; Ecoprojecto San Luis, S.A. and Confluencia, S.A.

Cal Tico, L.P. was a California limited partnership that was formed in July 1992 to raise $2 million to purchase the land and construct Hotel Alta. Cal Tico, L.P. owns 100% of the stock in Hoteleria Cal Tico, S.A., a Costa Rican corporation. Hoteleria Cal Tico, S.A, owns the land and buildings at Hotel Alta.

Ecolodge Partners, L.P. was formed in July 1993 to raise a total of $1.3 million in a private placement offering to purchase the land and construct the Ecolodge San Luis and Biological Station. Ecolodge Partners was a California limited partnership that owned all of the stock in Ecoproyecto San Luis, S.A. and Confluencia San Luis, S.A., the two Costa Rican companies that own the Ecolodge land and buildings.

Marine Lodge Partners L.P. was formed in March 1995 to raise $1 million for the purchase and renovation of the Sunset Reef. MarineLodge Partners was a California limited partnership. Marine Lodge Partners owned 100% of the stock in Bandirma, S.A. Bandirma owns: a) 90% of the Sociedad Protectora De La Fauna y Flora Maritima de Mal Pais S.A., a Costa Rican corporation which owns the land and buildings at Sunset Reef, and b) 100% of Muxia, S.A. which owns 100% of the land and buildings at Playa Carmen.

Basis of Consolidation
The consolidated financial statements include the consolidated accounts of Central American Equities Corp. and its subsidiaries. Hoteleria Cal Tico, S.A., Bandirma, S.A., Sociedad Protectora De La Fuana y Flora Maritima De Mal Pais, S.F., Ecoprojecto San Luis, S.A. and Confluencia, S.A. are held 100% by the Company. All inter-company transactions and accounts have been eliminated in consolidation.

Cash and Cash Equivalents
For purposes of the statement of cash flows all certificates of deposits with maturities of 90 days or less, were deemed to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed provided using the straight-line method over the estimated useful lives of five for equipment, seven years for furniture and fixtures and forty years for buildings and improvements.

Repairs and maintenance costs are expensed as incurred while additions and betterments are capitalized. The cost and related accumulated depreciation of assets sold or retired are eliminated from the accounts and any gain or losses are reflected in earnings.

Note 1   Summary of Accounting Policies (continued)

Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of Statement of Accounting Standard No. 123

In 1997, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 encourages, but does not require companies to record at fair value compensation cost for stock-based compensation plans. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The difference between the fair value method of SFAS-123 and APB 25 is immaterial.

Adoption of Statement of Accounting Standard No. 128

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting   Standards No. 128, "Earnings per Share" (SFAS 128). SFAS 128 changes the standards for computing and presenting earnings per share (EPS) and supersedes Accounting Principles Board Opinion No. 15, "Earnings per Share." SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. This Statement requires restatement of all prior period EPS data presented.

As it relates to the Company, the principal differences between the provisions of SFAS 128 and previous authoritative pronouncements are the exclusion of common stock equivalents in the determination of Basic Earnings Per Share and the market price at which common stock equivalents are calculated in the determination of Diluted Earnings Per Share.

Basic earnings per common share is computed using the weighted average number of shares of common stock outstanding for the period. Diluted earnings per common share is computed using the weighted average number of shares of common stock and dilutive common equivalent shares related to stock options and warrants outstanding during the period.

Note 1   Summary of Accounting Policies (continued)

The adoption of SFAS 128 had no effect on previously reported loss per share amounts for the year ended December 31, 1997. For the years ended December 31, 1999 and 1998, primary loss per share was the same as basic loss per share and fully diluted loss per share was the same as diluted loss per share. A net loss was reported in 1998 and 1997, and accordingly, in those years the denominator was equal to the weighted average outstanding shares with no consideration for outstanding options and warrants to purchase shares of the Company's common stock, because to do so would have been anti-dilutive. Stock options for the purchase of 357,500 shares at December 31, 1998 were not included in loss per share calculations, because to do so would have been anti-dilutive.

Revenue Recognition
The Company records revenue at the point of service and maintains its corporate records for both financial statement and tax return purposes on the accrual method of accounting.

Foreign Exchange
Assets and liabilities of the Company, which are denominated in foreign currencies, are translated at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates throughout the year. The unrealized translation gains and loses are accumulated in a separate component of stockholders' equity Translation exchange gains and losses are reflected in net earnings.

Fair Value of Financial Instruments
The carrying amount of the Company's financial instruments, which principally include cash, note receivable, accounts payable and accrued expenses, approximates fair value due to the relatively short maturity of such instruments.

The fair value of the Company's debt instruments is based on the amount of future cash flows associated with each instrument discounted using the Company's borrowing rate. At December 31, 2002 and 2001, respectively, the carrying value of all financial instruments was not materially different from fair value.

Income Taxes
The Company has net operating loss carryovers of approximately $5.1 million as of December 31, 2003, expiring in the years 2012 through 2023. However, based upon present Internal Revenue regulations governing the utilization of net operating loss carryovers where the corporation has issued substantial additional stock, most of this loss carryover may not be available to the Company.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, effective July 1993. SFAS No.109 requires the establishment of a deferred tax asset for all deductible temporary differences and operating loss carryforwards. Because of the uncertainties discussed in Note 2, however, any deferred tax asset established for utilization of the Company's tax loss carryforwards would correspondingly require a valuation allowance of the same amount pursuant to SFAS No. 109. Accordingly, no deferred tax asset is reflected in these financial statements.

Note 1   Summary of Accounting Policies (continued)

Recent Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" ("Interpretation No. 45"). Interpretation No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. Interpretation No. 45 did not have an effect on the financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("Interpretation No. 46"), that clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Interpretation No. 46 is applicable immediately for variable interest entities created after January 31, 2003. For variable interest entities created prior to January 31, 2003, the provisions of Interpretation No. 46 are applicable no later than July 1, 2003. Interpretation No. 46 did not have an effect on the financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123" ("SFAS 148"). This Statement amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

Statement of Financial Accounting Standards SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", were recently issued. SFAS No, 149, and 150 have no current applicability to the Company or their effect on the financial statements would not have been significant.

Note 2   Federal Income Tax

At December 31, 2003 and 2002 deferred taxes consisted of the following:

	2003	2002
Deferred tax assets,		
Net operating loss carry-forward	$ 1,865,000	$ 1,564,000
Less valuation allowance	(1,865,000)	(1,564,000)
Net deferred taxes	$ -0-	$ -0-

Note 2   Federal Income Tax (continued)

The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the years ended December 31, 2003 and 2002 totaled $306,300 and $133,300, respectively. The net operating loss carry- forward expires in year 2022. The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized.

At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

Note 3   Going Concern

As shown in the accompanying financial statements, the Company incurred a net loss of approximately $278,000 during the year ended December 31, 2003 that raise substantial doubt about the entity's ability to continue as a going concern. .

The Company has received additional financing through the sale of a non-performing asset, continues to control expenses, and evaluates the ongoing performance of the Company's assets.   The ability of the Company to continue as a going concern is dependent on the success of application and techniques.   The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 4   Property and Equipment

As of December 31, 2003 plant and equipment consisted of the following:

Land	$840,075
Buildings	6,042,617
Machinery and equipment	125,535
Furniture and fixtures	286,635
Computer equipment	73,693
	7,368,555
Less accumulated depreciation	1,076,950
	$ 6,291,605

Depreciation expense in the amount of $183,292 and $166,377 has been recorded for the years ended December 31, 2003 and 2002 respectively.

Note 5   Notes Payable

The Company has $364,875 outstanding against a $500,000 line of credit with Banco BCT, which bears interest at the prime rate plus 3%.   Principal payments were to begin on January 10, 2000 in monthly installments of $38,462; however, payments were renegotiated.   During 2001 and 2002, interest only was paid on the last day of each month. In February 2002, the Company restructured the loan.   The new terms include a loan term of 70 months; an annual interest rate of prime plus 3.75%, and monthly principal payments that vary with the high and low occupancy periods of Hotel Alta.   Monthly principal payments in

Note 5 Notes Payable (cont.)

year one will vary from $3,000 to $9,000. The funds advanced under this line of credit were utilized to supplement cash flow for operating expenses and construction costs. The note is collateralized by property of the Company.

Included in notes payable at December 31, 2001 is a note payable to shareholder, dated July 21, 2000, of $48,300. The note payable bears interest at 21% and was due July 22, 2002.

Note 6 Notes Payable Related Parties

Notes payable as of December 31, 2003 are as follows:

Note payable to shareholder dated November 30, 2000 with interest at 6% with no set terms for prepayment	$130,200
Notes payable to principal officer for past salary	215,298
Note payable to shareholder dated July 15, 2000 with interest at 6% with no set terms for prepayment	34,000
Total Due to Officers	$379,498

Note 7 Commitments and Contingencies

The Company has a month-to-month lease for 1 acre of property. Minimum rentals in the year ending December 31, 2003 are $18,000

Included as a liability on the balance sheet is an accrued expense in the amount of $166,317 for non-payment of sales taxes for Hotel Alta.   These amounts have grown over several years. The amount listed in 2003 is an accurate reflection on the amount past due at that time not including penalties or interest.

Penalties and interest were not included as the government had an amnesty program that forgave penalties and interest on all past taxes paid by April 1, 2003. The Company planned to have the cash available to pay past taxes by selling a beach property called Tropicana before April 1. Instead, through negotiations with the government the Company offered part of the property to the government in lieu of payment. Before April 1 the government accepted the property and began an appraisal to see how much of the past taxes it would cover. In August 2003, the government reversed course on the offer to accept the property. They demanded full payment of the back taxes including penalties and interest. As of the report date, the Company has paid down the tax liability by about $80,000, but is disputing the interest and penalties.

Note 8   Sale of Ecolodge San Luis & Biological Station

In December 2001, the Company sold the Ecolodge San Luis property, all related assets, structures, and the hotel business and its operating licenses to Corporacion Negro y Rojo de San Luis S.A., a Costa Rica corporation owned by the University of Georgia. Milton and Diana Lieberman, former employees of Central American Equities, represented the University of Georgia in this transaction.

Total consideration for the sale was $895,000 dollars including previously received option payments. The loss on the sale of the asset (net price less net book value) was approximately $265,000. The price is based upon the value of assets and the ongoing business. The Company initially financed the purchase of the asset under the following terms: a) a 10% interest rate (13% if payments are delinquent), b) a varying payment schedule to be completed within one year of sale, and c) a $3,000 (increasing to $4,500) monthly rental fee for the Ecolodge San Luis hotel business to be paid until payments for the business were completed. Initial receipts from the purchase were used to pay all Ecolodge San Luis liabilities including all severance-related payments to employees. Following non-payment of principal in February 2002, in May 2002, the Company renegotiated the sale with officials of the University of Georgia Real Estate Foundation. The Company forgave interest and rental payments in exchange for immediate payment of all outstanding principal.

The details on the transaction are as follows:

Note receivable

Sale price	$ 895,000
Liquidation & liabilities	30,000
	865,000
Cash payments received	110,000
	$ 755,000

Net sale price	$ 865,000
Legal and transfer	20,000
	$ 845,000

Net book value

Land	$ 305,422
Structures & equipment	927,815
Accumulated depreciation	(122,871)
Net book value	$ 1,110,366

Net price

Gross price	$ 895,000
Cost of sale	50,000
Net price	845,000
Net book value	1,110,366
Loss on sale of asset	$ (265,366)

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company's accountant is Clyde Bailey, P.C., C.P.A. Clyde Bailey was named the Company CPA in August 28, 2003. At no time have there been any disagreements with our accountants regarding any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Both the 2002 and 2003 financial statements in this filing are audited by Clyde Bailey, P.C., C.P.A.

The Company changed its accountant at a board of directors meeting held on August 28, 2003. During this meeting, of which a quorum was present, the Board of Directors of Central American Equities accepted the resignation of Pinkham and Pinkham as its Certified Accountant for the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001. During the three-year period from 1999-2001, Pinkham and Pinkham was the principal accountant for Central American Equities Corp. At no time did Pinkham and Pinkham's financial statements contain an adverse opinion or disclaimer of opinion or was modified as to uncertainty, audit scope, or accounting principles. Nor were there any disagreements with Pinkham and Pinkham on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Also on August 28, 2003, Central American Equities engaged Clyde Bailey, P.C. Certified Public Accountants as the principal accountant for the Company. Central American Equities authorized Pinkham and Pinkham to respond fully to the inquiries of the successor accountant.

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS

Identification of Directors and Executive Officers

The following table sets forth the names of all current directors and executive officers of the Company. Mr. Talley, Mr. Rosenmiller, and Mr. King were elected on 01/20/97. Talley and Rosenmiller will serve until the next meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignation or termination. At a board meeting in September 27, 2002, the board voted to "accept with regret" Paul King's resignation from the board of directors. In September 1998, Mr. Caggiano became the consulting CEO and President of CAE and a board member of CAE.

In April 2004, the board voted to "accept with regret" Fred Rosenmiller's resignation from the board of directors. At that time, Dr. P. James Voloshin was elected to serve the remainder of Mr. Rosenmiller's term. At a shareholder meeting of the Company held on May 15, 2004, Mr. Talley, Mr. Caggiano, and Dr, Voloshin were re-elected to the board of directors and will serve until the next meeting of the shareholders.

Name	Position Held	Dates	Age
Richard Wm. Talley	Chairman/Director	1/1997 to current	61
Michael Caggiano	President/CEO/Director	9/1998 to current	50
W.F.O. Rosenmiller	Secretary/Director	1/1997 to current	71

Business Experience

RICHARD Wm. TALLEY, Chairman and Director of Central American Equities Corp (age 61, time spent on company business: 10 percent). Mr. Talley was (with Mr. King) a representative of Cal TKCo, S.A., the general partner in several of the California Limited Partnerships that raised the seed money for the Costa Rican corporations that built the hotels (see Item 1, Description of Business). As of August 1999, Mr. Talley has been the CEO of Talley and Co., an investment banking and general securities company located in Irvine, California.

Mr. Talley began his finance career with Smith Barney in New York. He opened and managed the Shearson office in Santa Barbara until its sale to American Express in 1983, at which time he founded Talley, McNeil, and Tormey, a regionally focused investment bank and brokerage firm. The firm was merged into a larger Southern California investment banking and brokerage firm in 1989. In 1993, Mr. Talley and Paul D. King founded Talley, King and Co., Inc. ("Talley King") with offices in Irvine, California. Talley, King & Co., Inc. was an investment bank which focused on private placement financing.

Mr. Talley has been actively involved in Costa Rica for the last nine years. Mr. Talley holds a bachelor of arts degree in European History from the University of California, Santa Barbara and an MBA in Finance from Cornell University, Ithaca, New York.

MICHAEL N. CAGGIANO, Ph.D. President, Chief Executive Officer, and Director of Central American Equities (age: 50, time spent on company business: ninety percent). Dr. Caggiano is also a officer and owner of Talley & Co. During 2000, Dr. Caggiano was also a Director of Café Britt, a roaster and distributor of premium Costa Rican coffee.

Prior to joining CAE, as a private consultant, Dr. Caggiano has specialized in furnishing advice to management regarding economic performance, corporate strategy, obtaining financing (business plans, prospectuses, SEC and NASD filings), mergers and acquisitions, and organizational change. His clients have included health care, real estate, hospitality, international exporting, electronics, and manufacturing companies. Dr. Caggiano has also provided public policy and litigation analysis for local governments and private entities.

Prior to establishing his own company, Dr. Caggiano was Executive Vice President in Charge of Consulting Operations at Robert Charles Lesser & Co. (RCLCo) a 50-person, 5-office, national consulting firm based in Los Angeles. While at RCLCo, he oversaw the management of more than 300 consulting engagements annually.

In 1990, Dr. Caggiano was elected to the first City Council of Malibu and later served as its Mayor Pro Tem. Before serving as an elected official, he was a Fellow and Policy Analyst with The RAND Corporation. While at RAND, he specialized in solving state and local government financial and criminal justice problems.

Dr. Caggiano holds a Ph.D. and an M.Ph. in Public Policy Analysis from the RAND Graduate School of The RAND Corporation, an M.P.A. from the University of Southern California, and a B.A. in Government from Pomona College.

W.F.O. ROSENMILLER, Secretary and Director of Central American Equities Corp (age 71, time spent on Company business: one percent).   During the past five years, Mr. Rosenmiller has been self-employed as a real estate broker, land developer, entrepreneurial investor and venture capitalist in the United States. He has also been an individual and partnership investor in Costa Rica. He is also a former board member of Centracan, Inc., a US-based medical corporation that owns and operates medical diagnostic and treatment facilities in Costa Rica.

Mr. Rosenmiller is a graduate of Penn State University (BS) and Drexel University (MBA). Mr. Rosenmiller spent four years in the US Navy and was honorably discharged as a full lieutenant with expertise in open sea navigation as well as general nautical knowledge. Mr. Rosenmiller brings to the Partnership a wealth of management and development experience. As a director of the Snow Time Inc., a ski resort complex consisting of facilities in New York State and York, Pennsylvania with revenues in excess of $30 million, Mr. Rosenmiller has had over thirty years experience in the hotel, restaurant, and bar business. He is a advisory board director of First Union Bank and has had extensive experience on both the audit and credit sides of partnership lending as well as project projections. Most recently he has been involved in all aspects of a 200-acre subdivision of high end condominium and single-family homes in York, PA. This project has received national design awards.

Family Relationships

There are no family relationships between the directors or executive officers of the Company, either by blood or by marriage.

Involvement in Certain Legal Proceedings

During the past five years, no present director, executive officer or person nominated to become a director or an executive officer of the Company was:

>   1. A general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

>   2. Convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

>   3. Subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

>   4. Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity futures trading Commission to have violated a commodities law, and the judgment has not been reversed, suspended or vacated.

ITEM 10. EXECUTIVE COMPENSATION

The Company has no stock option or stock appreciation rights, long term or other incentive compensation plans, deferred compensation plans, stock bonus plans, pension plans, or any other type of compensation plan in place for its executive officers, or directors except as noted in Item 5 and listed below.

The following table sets forth the total compensation of current officers and directors during the fiscal years ended December 31, 1997, 1998, 1999, 2000, 2001, 2002 and 2003.   No officer or director of the Company earned more than $100,000 from the Company during such fiscal years.

Name	Title		Compensation
Richard Wm. Talley (1)	Director	1997	0
	Director	1998	0
	Director	1999	0
	Director	2000	0
	Director	2001	0
	Director	2002	0
	Director	2003	0
Paul King (1)	Director	1997	0
	Director	1998	0
	Director	1999	0
	Director	2000	0
	Director	2001	0
	Director	2002	0
W.F.O. Rosenmiller	Secretary/Director	1997	0
	Secretary/Director	1998	0
	Secretary/Director	1999	0
	Secretary/Director	2000	0
	Secretary/Director	2001	0
	Director	2002	0
	Director	2003	0
Michael N. Caggiano (2)	NA	1997	NA
	CEO/President/Director	1998	$20,000
	CEO/President/Director	1999	$45,000 (3)
	CEO/President/Director	2000	$0 (4) (5)
	CEO/President/Director	2001	$54,668 (6)
	CEO/President/Director	2002	$75,000 (7) (8)
	CEO/President/Director	2003	$75,000 (9)

(1) Does not include $100,100 in management fees received by Talley, King & Company, Inc. in 1997. Messrs. Talley and King were owners of Talley, King & Company, Inc.

(2) During the third quarter of 1998 the Company issued 19,200 shares of its Class A Common Stock to Michael N. Caggiano, the Company's Consultant CEO/President. The shares were issued in lieu of payment for services rendered prior to him being appointed to his current position as CEO and President.

(3) Mr. Caggiano's annual salary in 1999 was $65,000. As of December 31, 1999, Mr. Caggiano was owed $22,500 in past salary and $34,668 in compensation due for services rendered prior to becoming the CEO. These amounts were included in accounts payable.

(4) Mr. Caggiano's annual salary was increased to $75,000 in April 2000. As of December 31, 2000, Mr. Caggiano was owed $89,400 in past salary and $34,668 in compensation due for services rendered prior to becoming the CEO. These amounts are included in accounts payable.

(5) On April 12, 2000 the board additionally compensated Mr. Caggiano with 100,000 shares of CAE stock (one-third, or 33,333 shares, equally from the holdings of directors Talley, King and Rosenmiller). Mr. Caggiano was also granted options to buy CAE shares of Class A Common Stock as follows: 100,000 shares @

$0.75; 100,000 shares @ $1.25; and 100,000 shares @ $1.75 (all to expire in 5 years).

(6) Mr. Caggiano's annual salary was $75,000 in 2001. The amount of $54,668 is the value of past salary owed that was collateralized by Sunset Reef (see Note 7 to Financial Statements). As of December 31, 2001, Mr. Caggiano was owed $109,772 in past salary and $34,668 in compensation due for services rendered prior to becoming the CEO. These amounts are included in accounts payable.

(7) Mr. Caggiano's annual salary was $75,000 in 2002. However, as of December 31, 2002, Mr. Caggiano was owed $162,464.72 in past salary. This amount is included in accounts payable.

8) In the fourth quarter of 2002 the board additionally compensated Mr. Caggiano with 700,000 shares of CAE stock and granted options to Mr. Caggiano as follows: 100,000 shares @ $0.10; 100,000 shares @ $0.15; and 100,000 shares @ $0.20 (all to expire in 5 years). In addition to salary, the board compensates Mr. Caggiano with housing, motor vehicle, and laundry and food in the hotels.

9) Mr. Caggiano's annual salary was $75,000 in 2003. However, as of December 31, 2003, Mr. Caggiano was owed $215,298 in past salary. This amount is included in loans from officers. In addition to salary, the board compensates Mr. Caggiano with housing, motor vehicle, and laundry and food in the hotels. In the fourth quarter of 2003 the board additionally compensated Mr. Caggiano with 700,000 shares of CAE stock.

In the last quarter of 2003 the Company sold shares of common and preferred stock. The Company approved and paid a director of the Company (Richard Wm. Talley) $19,800 (10% of gross proceeds) in commission on the sale of the stock.

At the shareholder meeting on May 15, 2004, the Company granted current board directors (Talley, Voloshin, Caggiano) each 25,000 shares of common stock as compensation for board services.

In August 2004, the board approved a $500 payment per board meeting for non-employee board members.

ITEM 11. SECURITY OWNERSHIP OF MANAGEMENT & CERTAIN BENEFICIAL OWNERS

Security Ownership of Certain Beneficial Owners

The following table sets forth the shareholdings of those persons who own more than five percent of the Company's total common stock as of December 31, 2003:

In addition to the Common stock noted in this table, P. James Voloshin owns one hundred percent of the one million shares of Convertible Preferred stock issued and outstanding. Dr. Voloshin became a member of the board of directors in April 2004.

Name and Address	Number of Shares Beneficially Owned	Percent of Total	Class
Michael Caggiano Hotel Alta, Alto de las Palomas, Santa Ana Costa Rica	1,531,202	7.8%	Common Stock
P. James Voloshin 360 San Miguel Dr. Suite 406 Newport Beach, CA	1,622,015	8.2%	Common Stock

Security Ownership of Management

The following sets forth the shareholdings of the Company's directors and executive officers as of December 31, 2003:

Name and Address	Number of Shares Beneficially Owned	Percent of Total	Class
Richard Wm. Talley	719,431	3.6%	Common Stock
W.F. Rosenmiller (1)	653,828	3.3%	Common Stock
Michael Caggiano	1,531,202	7.8%	Common Stock
Totals	2,904,461	14.7%	

(1) Some shares are registered to CR DE ESCAZU EMPRESA COSTARICENSE-

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the fourth quarter of 2003, the Company raised cash by selling securities that were not registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws (see above). The proceeds of these sales, less any deductions for transactional fees including, but not limited to, commissions, accounting fees, legal fees, and printing costs was used for debt reduction (including reduction of a tax liability) and working capital. The Company paid a director of the Company (Talley) $19,800 (10% of gross proceeds) in commission on the sale of the stock.

During December 2003, the Company exchanged 240,000 shares of Common Stock for $12,000 of the $40,000 debt owed to Rosenmiller. The debt was exchanged for shares at a price of $0.05 per share (see Item 5: Changes in Securities and Recent Sales of Securities).

ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K

No exhibits are filed with this Form 10-KSB. Additional information may be found in the Annual Report on Form 10K of the Registrant for the year ended December 31, 1998, 1999, 2000, 2001, and 2002. No reports were filed on Form 8-K during the last quarter of the period covered by this report.

A report on Form 8-K (disposition of an asset) was filed in July 2004 that reported the sale of Restaurant Tropicana our beach property located in Mal Pais, Costa Rica. CAE has sold the property and small structure (a small open-air restaurant, known as Tropicana) to a private buyer.   Total consideration for the sale was $635,000 dollars including previously received earnest money deposits. The price was based primarily on the value of the land. CAE used proceeds from the sale to reduce corporate debt including debt related to taxes due, CAE may retain a relationship with the new owner. CAE is currently negotiating to rent Tropicana restaurant and open it during the high season (December to April).

VERIFICATION SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL AMERICAN EQUITIES CORP.

/s/ Michael N. Caggiano

MICHAEL N. CAGGIANO, President/CEO/Board Director
Principal Financial and Accounting Officer

/s/ Richard Wm. Talley

RICHARD WM. TALLEY, Chairman, Board Director

/s/ P. James Voloshin

P. JAMES VOLOSHIN, DIRECTOR, SECRETARY

SARBANES-OXLEY ACT SECTION 302 CERTIFICATIONS

I, Michael Caggiano, President and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Central American Equities Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures; and

(d) Disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Michael N. Caggiano

Michael N. Caggiano
President and Chief Executive Officer
October 12, 2004

SARBANES-OXLEY ACT SECTION 906 CERTIFICATIONS

I Michael N. Caggiano, President and Chief Executive Officer of Central American Equities Corporation, hereby certify that:

1. The annual report of the registrant on Form 10-K for the year ended December 31, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant as of the dates and for the periods expressed in the annual report.

/s/ Michael N. Caggiano

Name: Michael N. Caggiano
Title: President and Chief Executive Officer
Date: October 12, 2004